Exhibit 12.1
F.N.B. CORPORATION
COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Three Months Ended
	March 31,				Year Ended December 31,
	2009		2008		2008		2007		2006		2005		2004
Earnings:
Income before income taxes	$20,775		$23,187		$42,832		$98,139		$97,186		$77,105		$89,332
Fixed charges, excluding interest on deposits	12,058		12,393		48,321		51,510		48,839		44,468		33,523
Less: Preferred stock dividends	1,783		—		—		—		—		—		—

Subtotal	31,050		35,580		91,153		149,649		146,025		121,573		122,855
Interest on deposits	24,239		27,592		111,568		124,276		106,679		66,112		52,400

Total	$55,289		$63,172		$202,721		$273,925		$252,704		$187,685		$175,255

Fixed charges:
Interest on borrowed funds	$9,781		$11,968		$46,421		$49,777		$46,906		$42,668		$31,990
Interest component of rental expense	494		425		1,900		1,733		1,933		1,800		1,533
Preferred stock dividends	1,783		—		—		—		—		—		—

Subtotal	12,058		12,393		48,321		51,510		48,839		44,468		33,523
Interest on deposits	24,239		27,592		111,568		124,276		106,679		66,112		52,400

Total	$36,297		$39,985		$159,889		$175,786		$155,518		$110,580		$85,923

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.20	x	2.87	x	1.89	x	2.91	x	2.99	x	2.73	x	3.66	x

Including interest on deposits	1.65	x	1.58	x	1.27	x	1.56	x	1.62	x	1.70	x	2.04	x

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	2.58	x	2.87	x	1.89	x	2.91	x	2.99	x	2.73	x	3.66	x

Including interest on deposits	1.52	x	1.58	x	1.27	x	1.56	x	1.62	x	1.70	x	2.04	x